Exhibit 99.1

Form 51-102F3

Material Change Report

1.	Name and Address of Company

Atna Resources Ltd.

14142 Denver West Parkway, Suite 250

Golden, Colorado 80401

2.	Date of Material Change

November 25, 2015

3.	News Release

A news release dated November 25, 2015, was distributed through PR Newswire announcing that Atna Resources Ltd. would be delisted from the Toronto Stock Exchange.

4.	Summary of Material Change

Atna Resources Ltd. (TSX: ATN and OTCQB: ATNAF) (the “Company” or “Atna”) today announces that as a result of the commencement of proceedings under chapter 11 of the Bankruptcy Code in the United States Bankruptcy Court for the District of Colorado (“the Bankruptcy Court”), and ancillary recognition proceedings in Canada pursuant to the Companies’ Creditors Arrangement Act, it fails to meet the continued listing requirements of the Toronto Stock Exchange ("TSX"). As a result, the Company has received a notice from the TSX that the common shares of the Company will be delisted by the close of the market on December 29, 2015.

5.0	Full Description of Material Change

5.1	The Company’s common shares were suspended on November 19, 2015 and will remain suspended from trading until delisting. The Company has commenced discussions with the intent to potentially have its common shares listed on another recognized exchange. However, there can be no assurance that a listing on another exchange will be obtained before the Company is delisted from the TSX.

On Wednesday, November 18, 2015, Atna Resources, Inc. and 6 affiliates (Atna Resources Ltd., Canyon Resources Corporation, CR Briggs Corporation, CR Kendall Corporation, CR Montana Corporation and Horizon Wyoming Uranium, Inc.) (collectively, the “Debtors”) each filed a voluntary petition for relief under chapter 11 of the United States Bankruptcy Code.  The Cases are pending before the Honorable Sidney B. Brooks in the United States Bankruptcy Court for the District of Colorado (the “Bankruptcy Court”) under jointly-administered case no. 15-22848.  Following hearings on Friday, November 20 and Monday, November 23, 2015, the Bankruptcy Court authorized the Debtors to borrow up to $4 million in new financing from its existing secured lender, Waterton Precious Metals Fund II Cayman, LP, on a senior secured priming and superpriority basis, and also approved certain customary “first day” motions for relief on an emergency basis.  The Debtors are continuing to operate their businesses as debtors in possession during their bankruptcy cases.  Additional information is available about the Debtors’ bankruptcy cases at no charge at: www.upshotservices.com/atna.

The Company continues to focus its efforts on the restructuring and refinancing of its outstanding debts.

5.2	Disclosure for Restructuring Transactions

Not applicable.

6.	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

7.	Omitted Information

No significant facts otherwise required to be disclosed in this report have been omitted.

8.	Executive Officer

The following executive officer of Atna is knowledgeable about the material change and may be contacted by any of the Securities Commissions in respect to the change:

James Hesketh
President and Chief Executive Officer

Phone (303) 278-8464 (Ext.3836)

9.	Date of Report December 3, 2015

SCHEDULE A

PRESS RELEASES

FOR IMMEDIATE RELEASE: November 25, 2015	PR 15-10

ATNA RESOURCES LTD. TO BE DELISTED FROM TSX

GOLDEN, CO – November 25, 2015 – Atna Resources Ltd. (TSX: ATN and OTCQB: ATNAF) (the “Company” or “Atna”) today announces that as a result of the commencement of proceedings under chapter 11 of the Bankruptcy Code in the United States Bankruptcy Court for the District of Colorado (“the Bankruptcy Court”), and ancillary recognition proceedings in Canada pursuant to the Companies’ Creditors Arrangement Act, it fails to meet the continued listing requirements of the Toronto Stock Exchange ("TSX"). As a result, the Company has received a notice from the TSX that the common shares of the Company will be delisted by the close of the market on December 29, 2015.

The Company’s common shares were suspended on November 19, 2015 and will remain suspended from trading until delisting. The Company has commenced discussions with the intent to potentially have its common shares listed on another recognized exchange. However, there can be no assurance that a listing on another exchange will be obtained before the Company is delisted from the TSX.

On Wednesday, November 18, 2015, Atna Resources, Inc. and 6 affiliates (Atna Resources Ltd., Canyon Resources Corporation, CR Briggs Corporation, CR Kendall Corporation, CR Montana Corporation and Horizon Wyoming Uranium, Inc.) (collectively, the “Debtors”) each filed a voluntary petition for relief under chapter 11 of the United States Bankruptcy Code.  The Cases are pending before the Honorable Sidney B. Brooks in the United States Bankruptcy Court for the District of Colorado (the “Bankruptcy Court”) under jointly-administered case no. 15-22848.  Following hearings on Friday, November 20 and Monday, November 23, 2015, the Bankruptcy Court authorized the Debtors to borrow up to $4 million in new financing from its existing secured lender, Waterton Precious Metals Fund II Cayman, LP, on a senior secured priming and superpriority basis, and also approved certain customary “first day” motions for relief on an emergency basis.  The Debtors are continuing to operate their businesses as debtors in possession during their bankruptcy cases.  Additional information is available about the Debtors’ bankruptcy cases at no charge at: www.upshotservices.com/atna.

The Company continues to focus its efforts on the restructuring and refinancing of its outstanding debts.

Forward-looking Statement Cautions:

This press release contains forward-looking statements about the Company and its business. Forward looking statements are statements that are not historical facts and include, but are not limited to, statements regarding the vesting of the inducement options: “may”, “should”, “plan”, “believe”, “predict”, “expect”, “anticipate”, “intend”, “estimate”, postulate”, “target” and similar expressions or the negative of such expressions or which by their nature refer to future events. The forward-looking statements in this press release are subject to various risks, uncertainties and other factors that could cause the Company's actual results or achievements to differ materially from those expressed in or implied by forward looking statements. Other risks, uncertainties and factors include, without limitation, risks related to the Company’s plans to have its securities listed on a new securities exchange, and to identify and carry out restructuring plans that will successfully maximize the value of its mining assets for the benefit of Atna stakeholders, the timing and completion of the Company's intended work plans, potential delay of material deliveries, ability to meet debt covenants and obligations, risks related to fluctuations in gold prices; uncertainties related to raising financing in a timely manner and on acceptable terms; changes in planned work resulting from weather, logistical, technical or other factors; the possibility that results of work will not fulfill expectations and realize the perceived potential of the Company's properties; uncertainties involved in the interpretation of drilling results and other tests and the estimation of gold resources and reserves; ability to meet loan and financing covenants in the future; the possibility that required permits may not be obtained on a timely manner or at all; the possibility that capital and operating costs may be higher than currently estimated and may preclude commercial development or render operations uneconomic; the possibility that the estimated recovery rates may not be achieved; risk of accidents, equipment breakdowns and labor disputes or other unanticipated difficulties or interruptions; the possibility of cost overruns or unanticipated expenses in the work program; changes in interest and currency exchanges rates; local and community impacts and issues; environmental costs and risks; and other factors identified in the Company's SEC filings and its filings with Canadian securities regulatory authorities. Forward-looking statements are based on the beliefs, opinions and expectations of the Company's management at the time they are made, and other than as required by applicable securities laws, the Company does not assume any obligation to update its forward-looking statements if those beliefs, opinions or expectations, or other circumstances, should change. Although the Company believes that such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to be correct. For the reasons set forth above, investors should not attribute undue certainty to or place undue reliance on forward-looking statements.

Neither the TSX Exchange, its Regulation Services Provider (as that term is defined in the policies of the TSX Exchange) nor the OTCQB accepts responsibility for the adequacy or accuracy of this release.

For further information, please contact:

James Hesketh, President and CEO - (303) 278-8464

Valerie Kimball, Investor Relations - toll free (877) 692-8182

www.atna.com.